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                                                                    EXHIBIT 99.3

                                                           [English Translation]
                                                                 Fair Disclosure
                                                                  April 16, 2004

                  NOTICE OF CHANGE IN LOCATION OF HEADQUARTERS

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
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1.  Details of Change     a. Before Change        Seocho-dong 1445-3, Seocho-gu,
                                                  Seoul, Korea
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                          b. After Change         Taepyongro 2-43, Chung-gu,
                                                  Seoul, Korea
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                                                  For easier contact with other
2.  Reasons for Change                            business partners and more
                                                  efficient business operation
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3.  (Scheduled) Date of Change in Location        May 1, 2004
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4.  Date of the Resolution of Board of Directors  April 16, 2004
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5.  Others                                        --
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